EXHIBIT 12.1
Digital River, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

						Nine
						months
						ended
	Years ended December 31,					September
	2002	2003	2004	2005	2006	2007
Income (Loss) from operations as reported	$(916)	$16,298	$34,762	$66,713	$67,595	$50,659
Add: Fixed charges	165	235	2,094	3,092	3,240	2,489
Earnings as defined	(751)	16,533	36,856	69,805	70,835	53,148
Fixed charges	$165	$235	$2,094	$3,092	$3,240	$2,489
Ratio of earnings to fixed charges (1)	—	70.4	17.6	22.6	21.9	21.4

(1)	The ratio of earnings to fixed charges is computed by dividing income (loss) from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest. Earnings were insufficient to cover fixed charges in 2002 by an amount equal to the net loss for the period.